[WM Letterhead]

May 16, 2012

Via UPS and EDGAR

Mr. Terence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Waste Management, Inc.
Form 10-K
Filed February 16, 2012
File No. 1-12154

Dear Mr. O’Brien:

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated May 3, 2012 relating to the above-referenced Form 10-K filing and the Form 10-Q for the period ended March 31, 2012 of Waste Management, Inc. (the “Company”). For your convenience, our responses are prefaced by the text of the corresponding comment.

Form 10-K for the year ended December 31, 2011

21. Segment and Related Information, page 130

1.	We have read your response to comment 6 in our letter dated March 28, 2012. Please revise future filings to clarify that Oakleaf is an operating segment but does not meet the criteria to be presented as a separate reportable segment.

Response:

We acknowledge the Staff’s comment and we will revise future filings to clarify that Oakleaf is an operating segment but does not meet the criteria to be presented as a separate reportable segment.

Form 10-Q for the year ended March 31, 2012

Management’s Discussion and Analysis, page 33

2.

You disclose on page 40 that the Company has offered price concessions to retain municipal work in many instances due to competition and the increasing difficulty in retaining customers and winning new contracts at current average rates. To the extent material in future filings, please quantify the impact of such concessions and describe

Letter to Mr. Terrence O’Brien

your use of them in more detail. In future filings, please quantify the amount of revenue in each period from residential services vs. commercial and industrial. This appears to be useful information to investors as evidenced by the discussion of downward pressure on revenue growth in the residential sector in the most recent Forms 10-Q and 10-K.

Response:

We acknowledge the Staff’s comment, and to the extent price concessions in connection with municipal work are material, we will quantify the impact of such concessions and describe our use of such concessions in more detail in future filings. Such price concessions have not been material to the Company’s business, financial condition, results of operations or cash flow to date. Further, in future filings, we will quantify the amount of revenue in each period from residential services vs. commercial and industrial.

*     *     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please contact the undersigned at (713) 265-1671.

Sincerely,

/s/ Steven C. Preston
Mr. Steven C. Preston Executive Vice President – Finance, Recycling & Energy Services

cc:	Ms. Jenn Do, United States Securities and Exchange Commission
Waste Management, Inc.:
Patrick W. Gross, Chairman – Audit Committee
W. Robert Reum, Chairman of the Board
David P. Steiner, President and Chief Executive Officer
Rick L Wittenbraker, SVP & General Counsel